UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May, 2024.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Galileostraße 335

82131 Gauting, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

CONTENTS

Explanatory Note

On May 24, 2024, Lilium N.V. (“Lilium” or the “Company”) announced a $114 million financing, including the pricing of a $40 million underwritten public offering of 38,095,238 of the Company’s Class A ordinary shares (the “Shares”) and warrants to purchase 38,095,238 Shares (together with the Shares, the “Securities”), as well as a concurrent $50 million private placement (the “PIPE”) of 47,573,111 Shares (the “PIPE Shares”) and warrants to purchase 47,573,111 Shares (“PIPE Warrants” and, together with the PIPE Shares, the “PIPE Securities”). Investors in the PIPE included BIT Capital, Earlybird Venture Capital and Aceville Pte. Limited, an affiliate of Tencent Holdings Limited (“Aceville”), as well as Lilium directors Niklas Zennström and Barry Engle. Messrs. Zennström and Engle agreed to invest approximately $350,000 in the PIPE. Additionally, pursuant to the purchase agreement dated May 23, 2024, between the Company and Aceville, the Company will issue to Aceville (i) a pro rata warrant to purchase 24,233,035 Shares at an exercise price of $1.05 per Share (the “Aceville Pre-Funded Warrant”) for an aggregate prepay price of $24 million, of which exercise price Aceville has agreed to partially prepay at $1.00 per Share against the total exercise price of the Aceville Pre-Funded Warrant (the “Aceville Pre-Funding”) and (ii) an accompanying PIPE Warrant to purchase 24,233,035 Shares (the “Aceville PIPE Warrant” and, together with the Aceville Pre-Funded Warrant, the “Aceville Warrants”), subject to the satisfaction of customary closing conditions and the receipt of shareholder approval for an increase in the Company’s authorized share capital. The number of PIPE Securities and Aceville Warrants issued to Aceville will be reduced or increased at its closing such that, after giving effect to the public offering and the PIPE, the amount of Class A Shares then owned by Aceville and its affiliates equals 19.8% for voting purposes and an amount pro rata of the outstanding Class A Shares on a fully diluted basis, subject to certain adjustments and limitations.

After giving effect to the underwritten public offering and the concurrent PIPE, and the Aceville Pre-Funding, as of March 31, 2024, on a pro forma basis, we expect that the Company will have approximately $218 million of cash available (calculated based on a one euro to 1.08 U.S. dollar exchange rate as of May 14, 2024), after giving effect to estimated fees and expenses of the offering and the PIPE. This reflects approximately $110 million of cash and cash equivalents and other financial assets as of March 31, 2024, approximately $35 million of proceeds from the public offering, approximately $49 million of proceeds from the PIPE, and the $24 million of gross proceeds from the Aceville Pre-Funding, after giving effect to estimated fees and expenses of the offering and the PIPE.

The Securities being sold pursuant to the underwritten public offering are being offered by the Company pursuant to an effective shelf registration on Form F-3, which was originally filed with the Securities and Exchange Commission (the “SEC”) on October 3, 2022 (File No. 333-267719) and declared effective on October 12, 2022. This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The press release regarding these financings is furnished as Exhibit 99.1 to this Report on Form 6-K.

Incorporation by Reference

The first three paragraphs of the Explanatory Note above and the Exhibit attached hereto are hereby incorporated by reference into the Company’s registration statements on Form F-3 filed with the SEC on May 3, 2024 (File No. 333-279113), November 24, 2023 (File No. 333-275742), September 18, 2023 (File No. 333-274550), June 9, 2023 (File No. 333-272571), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333-267718 and 333-267719), and the Company’s registration statements on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175) and March 21, 2024 (File No. 333-278148).

Forward-Looking Statements

The information contained in this Report on Form 6-K and the Exhibit attached hereto contain certain forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, statements regarding the consummation of the underwritten public offering, the PIPE and the Aceville Pre-Funding. These forward-looking statements generally are identified by words such as “proposed,” “contemplates,” “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and are subject to risks and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K and the Exhibit attached hereto include those risks and uncertainties discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including in the section titled “Risk Factors” in Lilium’s Annual Report on Form 20-F for the year ended December 31, 2023, on file with the SEC, and similarly titled sections in Lilium’s other SEC filings, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and Lilium assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 24, 2024	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press Release dated May 24, 2024